13101 Tesla Road, Austin, TX 78725 P 650 681 5100 F 650 681 5101

January 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Kevin Stertzel

Re:

Tesla, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed February 8, 2021

File No. 001-34756

Response Letter Dated April 27, 2021

Dear Mr. Stertzel:

Reference is made to the letter dated December 23, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange relating to the above-referenced filing, and the request for extension of the deadline submitted by Tesla, Inc. (“Tesla” “us,” “we” or “our”) on January 10, 2022. Due to the additional time required to consider and respond to the Staff’s comments, we respectfully request a further extension of ten business days to respond to the Comment Letter such that we would respond by February 8, 2022.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to call me at 510-946-6441 with any questions you may have.

Sincerely,
/s/ Xuehui Cassie Zhang
Xuehui Cassie Zhang
Managing Counsel

cc:	Zachary J. Kirkhorn, Chief Financial Officer

Vaibhav Taneja, Chief Accounting Officer